On September 26, 2008, the fund entered into Agreements with other registered investment companies (each a Seller) managed by Putnam Management. Under the Agreements, the Seller sold to the fund the right to receive, in the aggregate,
$2,948,825 in net payments from Lehman Brothers Special Financing, Inc. in connection with certain terminated derivatives transactions (the Receivable), in each case in exchange for an initial payment plus (or minus) additional amounts based on the funds ultimate realized gain (or loss) with respect to the Receivable.
The Receivable will be offset against the funds net payable to Lehman Brothers
Special Financing, Inc. and is included in the Statement of assets and liabilities under Payable for securities purchased. Future payments under the Agreements are valued at fair value following procedures approved by the Trustees and are included in the Statement of assets and liabilities. All remaining payments under the Agreements will be recorded as realized gain or loss.